EXHIBIT 20
               CARDIAC CONTROL SYSTEMS, INC. AND ELECTRO-CATHETER
                       CORPORATION ANNOUNCE THE SIGNING OF
            AN AGREEMENT AND PLAN OF REORGANIZATION TO MERGE THE TWO
                                    COMPANIES

For Immediate Release:                 January 21, 1998
For Further Information
        Contact:   Alan Walton                     Ervin Schoenblum
                   Cardiac Control Systems, Inc.   Electro-Catheter Corporation
                   (904) 445-5450                  (732) 382-5600
                   Website: http://ccspace.com.

Palm Coast, FL and Rahway, NJ -- Cardiac Control Systems, Inc. (CDCS - OTC Bulletin Board) and Electro-Catheter Corporation (ECTH - OTC Bulletin Board) announced that they had signed an Agreement and Plan of Reorganization to merge the two companies into one specializing in the development, manufacture and marketing of specialty electrophysiology and cardiac rhythm management products. This agreement is a formalization and expansion of the Letter of Intent which was signed on October 23, 1997 and an important step in the merger process.

The transaction contemplates an exchange of common stock, with two shares of Cardiac Control Systems, Inc. (CCS) to be exchanged for every three shares of Electro-Catheter Corporation (Elecath). Currently, CCS has about 2,619,000 shares of common stock, $0.10 par value, outstanding and Elecath has about 6,384,000 shares of common stock, $0.10 par value, outstanding. In addition, upon closing of the transaction, $1 million of the senior debt of Elecath will be redeemed by the issuance of 9% convertible preferred stock. The remainder of the debt will remain with the combined entity as a secured 12% note.

The  merger  is  contingent  upon a  number  of  conditions,  including  the two companies raising sufficient capital to support each Company's product development efforts and the approval of the proposed transaction by Elecath's stockholders. This financing is currently being pursued, with a portion at the preliminary commitment stage. It is planned that this transaction would close during the first calendar quarter of 1998.

CCS develops, manufactures and sells a broad line of implantable cardiac pacemakers, pacemaker leads and related products. CCS manufactures the first single lead for A-V synchronous pacing, which can replace the conventional two-lead system for a substantial portion of the market, enhancing patient care and providing faster, easier and more cost effective implantation. CCS has also developed several advances on this single lead technology which are in various stages of development ranging from preparing for in-depth clinical study, to awaiting FDA approval and market release.

Elecath develops, manufactures and sells a broad range of cardiovascular catheters for use primarily in the Electrophysiology, Cath Lab and Critical Care departments of the hospital. In addition, Elecath is pursuing research and development efforts in several diagnostic and therapeutic areas of cardiac rhythm management. Elecath believes that it is the largest independent electrophysiology catheter company in the United States.

Cardiac Control Systems, Inc., is located at 3 Commerce Boulevard, Palm Coast, Florida 32164. Its telephone number is 904 445-5450, and its Website address is http://www.ccspace.com. Electro-Catheter Corporation is located at 2100 Felver Court, Rahway, NJ 07065. Its telephone number is 732 382-5600.